

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-26042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Palmeri — (212) 782-4711
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 5 2012
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

BTMU SECURITIES, INC.

TABLE OF CONTENTS

AFFIRMATION

I, Martin V. Palmeri, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Securities, Inc., ("BTMUS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd. for the year ended March 31, 2012, are true and correct. I further affirm that neither BTMUS nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature	May 29, 2012 Date

Chief Financial Officer & Treasurer
Title



Notary Public
Marianna Bediner
Commissioner of Deeds, City of New York
No. 5-1823
Cert. Filed in New York County
Commission Expires 11/01/2012

BTMU SECURITIES, INC.
(SEC I.D. No. 8-26042)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2012
AND
INDEPENDENT AUDITORS' REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
Under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BTMU Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of BTMU Securities Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo- Mitsubishi UFJ Ltd., as of March 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the statement of financial condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Deloitte & Touche LLP

May 29, 2012

BTMU SECURITIES, INC.

Statement of Financial Condition
As of March 31, 2012

Assets		
Cash	$	17,008,267
Fees receivable from affiliate		6,246,961
Prepaid fees		46,800
Current tax asset		55,409
Deferred tax assets		1,066,454
Total assets	**$**	**24,423,891**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	2,868,032
Current tax liabilities		2,333,359
Total Liabilities		5,201,391
Stockholder's Equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		11,038,702
Total stockholder's equity		19,222,500
Total liabilities and stockholder's equity	**$**	**24,423,891**

See notes to Statement of Financial Condition

BTMU SECURITIES, INC.

Notes to Statement of Financial Condition
As of March 31, 2012

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Securities, Inc. ("BTMUS" or the "Company"), formerly known as BTMU Financial Services, Inc., is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). On May 5, 2011, BTMU had consented and approved the name change; on May 19, 2011, The Commonwealth of Massachusetts approved the name change.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily refers corporate institutions seeking to raise capital through the debt or equity capital markets as potential issuers to other broker-dealers who are authorized to conduct underwriting activities. The Company is also approved to conduct corporate advisory services and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and notes to the Statement of Financial Condition. These estimates include, but are not limited to, deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include cash and short-term highly liquid investments with original maturities of less than three months. As of March 31, 2012, the balance consists of cash held at various major financial institutions. Cash maintained at various major financial institutions may exceed federally insured limits provided by the Federal Depository Insurance Corporation ("FDIC"). As a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage control. The Company does not believe the risk is significant because the Company does not anticipate the financial institutions' non performance.

Fees receivable from affiliate. Fees receivable includes referral and advisory fees from Mitsubishi UFJ Securities (USA), Inc. ("MUS"). The referral fees are received by the Company within 20 days after MUS receives all applicable net compensation. The advisory fees are received quarterly in arrears.

Income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. The Company files separate tax returns on a standalone basis.

Accrued expenses. Accrued expenses are comprised of personnel bonuses, personnel expenses, service charges, professional accounting fees, and regulatory assessments.

3. TRANSACTIONS WITH AFFILIATES

The Statement of Financial Condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated business.

4. INCOME TAXES

The Company files its federal, state and local income taxes on a standalone basis.

As of March 31, 2012, the Current tax asset in the Statement of Financial Condition represents the tax receivable from the overpayment of Massachusetts net worth tax from prior years.

Deferred tax assets of $1,066,454 are primarily related to temporary differences for the deductibility of personnel bonuses, accrued professional fees and the taxability of accrued state tax refunds.

No valuation allowance was required for the deferred tax asset as of March 31, 2012.

There were no uncertain tax positions as of or during year ended March 31, 2012. The periods under audit or open to examination in major jurisdictions are as follows:

Major jurisdiction	
Federal	Years ended December 31, 2008 through 2011; three months ended March 31, 2012.
Massachusetts	Years ended December 31, 2008 through 2011.
New York State	Year ended December 31, 2011; three months ended March 31, 2012.
New York City	Year ended December 31, 2011; three months ended March 31, 2012.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2012, the Company's net capital and minimum required net capital were $11,806,876 and $346,759, respectively, and its ratio of aggregate indebtedness to net capital was approximately .4405 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) and K(2) (ii) of that rule.

6. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the

amount of the loss can be reasonably estimated. At March 31, 2012, there were no outstanding commitments and contingencies, and therefore, no accrual is necessary.

7. SUBSEQUENT EVENT

Management of the Company has evaluated subsequent events through May 29, 2012, the date the Statement of Financial Condition was available to be issued.

Management did not identify any subsequent events requiring adjustments or disclosures to the Statement of Financial Condition.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 29, 2012

BTMU Securities Inc.
1251 Avenue of the Americas
New York, NY 10020 - 1104

In planning and performing our audit of the financial statements of BTMU Securities Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo – Mitsubishi UFJ Ltd., as of and for the year ended March 31, 2012 (on which we issued our report dated May 29, 2012 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP